John Hunt
Direct Line: (617) 439-2194
Fax: (617) 310-9194
E-mail: jhunt@nutter.com

July 31, 2015
0111884-00001

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 8626
Washington, D.C. 20549
Attention:  Anu Dubey

Re:	Pear Tree Funds Post-Effective Amendment No. 56 to Registration Statement on Form N-1A
Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds (the “Registrant”), a Massachusetts business trust and an investment company registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”).  On July 1, 2015, you provided us with certain oral comments of the Staff of the Division of Investment Management to Post-Effective Amendment No. 55 (“Amendment No. 55”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”).  In this letter, we are responding to those comments on behalf of the Registrant.

The Registrant had filed Amendment No. 55 under Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), to amend the description of the investment strategy and investment sub-adviser for Pear Tree Polaris Small Cap Fund (“Small Cap Fund”), and to make further amendments to the Registration Statement.  On July 31, 2015, the Registrant filed Post-Effective Amendment No. 56 (“Amendment No. 56”) to its Registration Statement under Rule 485(b) under the Securities Act with an effective date of August 1, 2015.  Amendment No. 56, among other things, reflected certain changes to the Registration Statement as discussed with you, brings up to date the financial statements of each separate series of the Registrant (collectively, the “Funds”) under Section 10(a)(3) of the Securities Act, and makes certain non-material changes to the Funds’ prospectus and statement of additional information.

For your convenience, each Staff comment is presented below in italics, with the Registrant’s response immediately following in regular type.

1. Confirm in response to this letter that the date at the top of the first page of the Statutory Prospectus will be the effective date of the Statutory Prospectus.

The Registrant confirms that the date at the top of the first page of the Statutory Prospectus will be the effective date of the Statutory Prospectus.

2. Please move the disclosure at the bottom of the first page of the Statutory Prospectus and the disclosure immediately after “Summary Information about Pear Tree Funds-[Risk Parity Fund] to the disclosure for Risk Parity Fund provided in response to Item 6 of Form N-1A.

The Registrant has made these changes as requested.

3. Please include the footnotes noted in “Summary Information about Pear Tree Funds—[Small Cap Fund]—Fee Table and Expenses of Small Cap Fund-Annual Fund Operating Expenses-Management Fees” or delete the asterisks that denote a corresponding footnote.

The Registrant has made this change as requested by adding in the footnote corresponding to the asterisks.

4. For all Funds, please confirm in response to this letter that the reason that there are no shareholder fees identified in the Statutory Prospectus as required by Item 3 of Form N-1A is because the Funds do not charge shareholders sales charges, redemption fees, exchange fees, or minimum account fees.

The Registrant confirms that the reason that there are no shareholder fees identified in the Statutory Prospectus as required by Item 3 of Form N-1A is because the Funds do not charge shareholders sales charges, redemption fees, exchange fees, or minimum account fees.

5. Please confirm in response to this letter that for all Funds, derivatives, as mentioned in the first sentence of “Summary Information About Pear Tree Funds – [Name of the Fund] – Principal Investment Strategy,” are not valued based on the notional amount if they are part of the 80-percent pool of assets identified in the first sentence of that section.

The Registrant confirms that for all Funds, derivatives, as mentioned in the first sentence of that section, are not valued based on the notional amount if they are part of the 80-percent pool of assets identified in the first sentence of that section.

6. In the first sentence of the third paragraph of “Summary Information about Pear Tree Funds – [Small Cap Fund] – Principal Investment Strategy,” please explain what is meant by “Graham & Dodd-style fundamental research.”

The Registrant has made this change as requested, as well as a corresponding change to the first sentence of the third paragraph of “Additional Information about Investment Objectives, Strategies and Risks-[Small Cap Fund]-Principal Strategies.”

7. In the first sentence of the fourth paragraph of “Summary Information about Pear Tree Funds – [Small Cap Fund] – Principal Investment Strategy,” please describe the types of assets underlying the options acquired by Small Cap Fund.

The Registrant has made this change as requested, as well as a corresponding change to the first sentence of the fourth paragraph of “Additional Information about Investment Objectives, Strategies and Risks-[Small Cap Fund]-Principal Strategies.”

8. For all Funds, in “Summary Information about Pear Tree Funds—[Name of the Fund]—Principal Investment Strategies,” please describe for what purpose or purposes the Fund invests in derivatives.

The Registrant has made this change as requested, other than for Risk Parity Fund, which already included the requested description.  The Registrant also has made a corresponding change to “Additional Information about Investment Objectives, Strategies and Risks-Principal Investment Strategies Common to all Pear Tree Funds-Derivatives.”

9.  For all Funds, please delete from “Summary Information about Pear Tree Funds—[Name of the Fund]—Principal Investment Strategies,” the sentence noting that the Fund may take temporary defensive positions.

The Registrant has made this change as requested.  We note, however, the Item 4(a) of Form N-1A requires a registrant to describe its principal investment strategies based on the information provided in response to Item 9(b) of Form N-1A, and Instruction 6 to Item 9(b)(1) requires a registrant to disclose if the registrant may take temporary defensive positions.

10.  In “Summary Information about Pear Tree Funds—[Small Cap Fund]—Principal Investment Risks-Sector,” please disclose if the Fund currently invests significantly in a specific industry sector.

The Registrant confirms that Small Cap Fund currently does not invest significantly in a specific industry sector.

11. In “Summary Information about Pear Tree Funds—[Small Cap Fund]—Performance,” please fix the end of the fourth sentence.

 The Registrant has made this change as requested.

12. In the footnote corresponding to “Summary Information about Pear Tree Funds—[Quality Fund]—Fee Table and Expenses of Quality Fund-Annual Fund Operating Expenses,” please start the footnote with “The Manager has contractually agreed . . . .”

The Registrant has made this change as requested.

13. For all Funds, please confirm in response to this letter that the Registrant has filed as exhibits to the Funds’ Registration Statement on Form N-1A copies of all fee waiver and/or expense reimbursement agreements.

The Registrant confirms that it has filed as exhibits to its Registration Statement on Form N-1A copies of all fee waiver and/or expense reimbursement agreements currently applicable to the Funds.

14. For all Funds, please confirm in response to this letter that with respect to “Summary Information about Pear Tree Funds—[Name of Fund]—Fee Table and Expenses of Quality Fund-Example,” the impact of any fee waiver only applies to the calculation of “1 year” expenses.

The Registrant confirms that for all Funds, in “Summary Information about Pear Tree Funds—[Name of Fund]—Fee Table and Expenses of Quality Fund-Example,” the impact of any fee waiver only applies to the calculation of “1 year” expenses.

15. For all Funds, please confirm in response to this letter that with respect to any fee waiver or expense reimbursement agreement applicable to a Fund, amounts waiver or reimbursed may not be recouped unless disclosed in the Funds’ Registration Statement on Form N-1A.

The Registrant confirms that with respect to any fee waiver or expense reimbursement agreement applicable to a Fund, amounts waiver or reimbursed may not be recouped unless disclosed in the Funds’ Registration Statement on Form N-1A.

16. For Quality Fund, disclose in “Summary Information about Pear Tree Funds—[Quality Fund]—Principal Investment Strategies” the name of the target fund.  It is the Staff’s position that where a mutual fund’s principal investment strategy is based substantially on following a target portfolio, Form N-1A requires that the name of the target portfolio be disclosed in the description of the mutual fund’s principal investment strategy.

The Registrant has made this change as requested.

17. In “Summary Information about Pear Tree Funds—[Risk Parity Fund]—Principal Investment Risks,” please add a risk factor relating to the risks of investing in a particular strategy.

As discussed with the Staff, the Registrant has added a risk factor applicable to all Funds relating to the risks of following a particular investment strategy.   See “Additional Information About Investment Objectives, Strategies and Risks-Principal Investment Risks Common to All Pear Tree Funds-Investment Strategies.”

18. In “Management of Pear Tree Funds-The Sub-Advisers and Portfolio Management,” disclose if true that the portfolio managers for each Fund are jointly responsible for the portfolio management of the Fund.  Otherwise, disclose for each Fund which portfolio manager is the lead portfolio manager for the Fund.

The Registrant has made this change as requested with respect to Emerging Markets Fund and Risk Parity Fund.  The Registrant notes that Quality Fund only has one portfolio manager, and it already has disclosed the lead portfolio manager of each of Small Cap Fund, Foreign Value Fund and Foreign Value Small Cap Fund.

19. In the Statement of Additional Information, “Investment Restrictions of the Pear Tree Funds-[Risk Parity Fund],” in the paragraph describing how Risk Parity Fund interprets its fundamental policy (number 7) relating to concentration, please modify the fourth sentence to reflect that the Fund may invest without limit only in tax-exempt securities issued by states, territories, possessions or municipal governments and their authorities, as required by Investment Company Act Release No. 9785 (May 31, 1977).

The Registrant has made this change as requested.

20. Please confirm in response to this letter that the proxy voting policies required in response to Item 17(f) of Form N-1A are included in the most recent Statement of Additional Information of the Funds.

The Registrant confirms that the proxy voting policies required in response to Item 17(f) of Form N-1A are included in the most recent Statement of Additional Information of the Funds.

*      *     *

Please call me at (617) 439-2194 if you have any question relating to the Registration Statement or this letter.

Very truly yours,

/s/ John Hunt

John Hunt

JH:hex
Cc:           Lori Wessels, Pear Tree Advisors, Inc.

2836049.3

Nutter McClennen & Fish LLP  ■  Attorneys at Law

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